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Milan

Attn:	Erin Purnell Jay Ingram Dale Welcome John Cash Division of Corporation Finance

Re:	Atotech Ltd Draft Registration Statement on Form F-1 Submitted December 10, 2019 CIK No. 0001762459

FOIA Confidential Treatment Requested Under 17 C.F.R. §200.83

Ladies and Gentlemen:

On behalf of our client, Atotech Limited (the “Company,” “we,” “our” and “us”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 19, 2019 (the “Comment Letter”) with respect to the Registration Statement on Form F-1 filed with the Commission by the Company on December 10, 2019 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed Amendment No. 4 to the Registration Statement (the “Amendment No. 4”) through EDGAR.

For your convenience, we have set forth the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment.

Cover Page of Prospectus

1.

We note your disclosure that substantially concurrently with the consummation of the offering, all outstanding preferred shares will be converted to common shares. Please revise to include the total number of outstanding preferred shares.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on the cover page of the prospectus to disclose the total number of preferred shares that will be outstanding immediately prior to the consummation of the offering.

*    *    *    *

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

December 30, 2019

We hereby advise the Staff that we will ensure that, prior to effectiveness, the Staff will receive a copy of a letter or a phone call from FINRA stating that FINRA has completed its review of the underwriting arrangements and has no objection.

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

Patrick H. Shannon of LATHAM & WATKINS LLP

Cc:	Geoff Wild, Chief Executive Officer, Atotech UK Topco Limited

Josh McMorrow, Vice President and Group General Counsel, Atotech UK Topco Limited

Jason M. Licht, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83